March 17, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Bone Biologics Corporation — Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Bone Biologics Corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed offering of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company will publicly file the Registration Statement and non-public draft submissions at least two business days prior to the effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act of 1933, as amended.

Please do not hesitate to contact me at (585) 231-1248 with any questions you may have regarding this confidential submission. Please send any correspondence to Jeffrey Frelick, President and Chief Executive Officer (jfrelick@bonebiologics.com), and to me (amcclean@hselaw.com).

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean
Alexander R. McClean
direct dial: 585.231.1248
email: AMcClean@hselaw.com

ARM:jd

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